Oncolytics Biotech® Announces Matt Coffey, Ph.D. Will Not Return to CEO Role Following Medical Leave of Absence

Search for Chief Executive Officer to commence immediately

SAN DIEGO, CA and CALGARY, AB, February 7, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced that Matt Coffey, Ph.D., President and Chief Executive Officer, will not return following a medical leave of absence and ongoing health concerns. After much thought and consideration, Dr. Coffey reached a decision that in the best interest of his family and Oncolytics Biotech Inc., he would officially step down as CEO and Director of the company.

“While we are saddened by his departure, we fully understand, respect, and support his decision. For the past 25 years, Matt has been invaluable to the organization and has led the development of pelareorep from pre-clinical through successful Phase 2 studies for metastatic breast cancer and pancreatic cancer. First as a co-founder and most recently as CEO, he has left an indelible fingerprint on the company and its employees. On behalf of the Board of Directors and all the dedicated employees of Oncolytics, we wish Matt good health and success, both now and in the future,” said Wayne Pisano, Chair of Oncolytics’ Board of Directors and Interim CEO. “We will now initiate a search for a Chief Executive Officer to lead the team as we work to bring Matt’s vision of developing and making available a novel therapeutic agent (pelareorep) that addresses unmet needs in people undergoing cancer treatment.” Wayne Pisano will remain Interim CEO until the new CEO is hired.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Timothy McCarthy
LifeSci Advisors
+1-917-679-9282
tim@lifesciadvisors.com

Media Contact for Oncolytics
Michael Rubenstein
LifeSci Communications
mrubenstein@lifescicomms.com